Exhibit 99.5

    FOUR SEASONS HOTELS INC.

    SCHEDULED OPENING OF PROPERTIES UNDER CONSTRUCTION OR
    IN ADVANCED STAGES OF DEVELOPMENT

                                                                 Approximate
    Hotel/Resort/Residence Club and Location(1) (2)          Number of Rooms

    Scheduled 2006/2007 openings
    ----------------------------
    Four Seasons Hotel Alexandria, Egypt                                 125
    Four Seasons Hotel Florence, Italy                                   120
    Four Seasons Hotel Istanbul at the Bosphorus, Turkey                 170
    Four Seasons Resort Koh Samui, Thailand(x)                            60
    Four Seasons Resort Lana'i at Koele, Hawaii, USA(3)                  100
    Four Seasons Hotel Mumbai, India(x)                                  230
    Four Seasons Hotel Westlake Village, California, USA                 270

    Beyond 2007
    -----------
    Four Seasons Hotel Bahrain, Bahrain                                  270
    Four Seasons Hotel Baltimore, Maryland, USA(x)                       200
    Four Seasons Resort Barbados, Barbados(x)                            120
    Four Seasons Hotel Beijing, People's Republic of China               325
    Four Seasons Hotel Beirut, Lebanon                                   235
    Four Seasons Resort Bora Bora, French Polynesia                      105
    Four Seasons Resort Cham Island, Vietnam                             100
    Four Seasons Hotel Doha at the Pearl, Qatar(x)                       250
    Four Seasons Hotel Dubai, United Arab Emirates(x)                    375
    Four Seasons Hotel Hangzhou, People's Republic of China(x)           100
    Four Seasons Hotel Kuala Lumpur, Malaysia(x)                         140
    Four Seasons Hotel Kuwait, Kuwait                                    300
    Four Seasons Hotel Macau, Special Administrative
     Region of the People's Republic of China(x)                         370
    Four Seasons Hotel Marrakech, Morocco(x)                             140
    Four Seasons Resort Mauritius, Republic of Mauritius(x)              120
    Four Seasons Hotel Moscow, Russia(x)                                 185
    Four Seasons Hotel Moscow Kamenny Island, Russia(x)                   80
    Four Seasons Hotel New Orleans, Louisiana, USA(x)                    240
    Four Seasons Resort Puerto Rico, Puerto Rico(x)                      250
    Four Seasons Hotel Seattle, Washington, USA(x)                       150
    Four Seasons Resort Seychelles, Seychelles(x)                         65
    Four Seasons Hotel Shanghai at Pudong, People's
     Republic of China(x)                                                190
    Four Seasons Hotel St. Petersburg, Russia                            200
    Four Seasons Hotel Taipei, Taiwan(x)                                 275
    Four Seasons Hotel Toronto, Ontario, Canada(x)                       265
    Four Seasons Resort Vail, Colorado, USA(x)                           120

    (x) Expected to include a residential component.

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    (1) Information concerning hotels, resorts and residential projects under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in our 2005 Annual Report.
    (2) We have made an investment in Orlando, in which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.
    (3) The Lodge at Koele is currently managed by Four Seasons and is expected to be rebranded as Four Seasons Resort Lana'i at Koele in
        2006 when the necessary renovations are completed.